Exhibit 99.1

SANDSTORM GOLD ANNOUNCES 2017 FIRST QUARTER RESULTS

Vancouver, British Columbia — May 8, 2017 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) has released its results for the first quarter ended March 31, 2017 (all figures in U.S. dollars).

— First Quarter Highlights

•	Record attributable gold equivalent ounces sold[1] of 15,558 ounces (Q1 2016 – 11,381 ounces);

•	Revenue of $18.8 million (Q1 2016 - $13.4 million);

•	Average cash cost per attributable gold equivalent ounce of $258 resulting in cash operating margins[1] of $952 per ounce (Q1 2016 - $267 per ounce and $909 per ounce respectively);

•	Operating cash flow of $11.9 million (Q1 2016 – $9.7 million); and

•	Net income of $7.0 million (Q1 2016 – $13.2 million).

•	On January 26, 2017, Orezone Gold Corporation exercised its option to repurchase the royalty on the Bomboré gold project for $3.6 million, representing a 20% premium to the original upfront payment. Sandstorm retains a right of first refusal on any future stream or royalty financings related to the Bomboré gold project.

•	During the first quarter, Sandstorm acquired 22 royalties for consideration of $1.9 million. The assets include royalties on development-stage, advanced exploration-stage and exploration-stage projects located in Canada, Mexico and Peru. The addition of these royalties adds exploration potential in stable jurisdictions while increasing the optionality within the Company’s stream and royalty portfolio.

•	On March 31, 2017, Luna Gold Corp. (“Luna”) completed its previously announced merger with JDL Gold Corp creating Trek Mining Inc. (“Trek”), a new multi-asset mining company with over C$110 million in cash. This places the newly merged company in a position to advance the Aurizona gold project in Brazil wherein Sandstorm holds a 3% to 5% sliding scale NSR royalty. Concurrent with the closing of the transaction, the term debt facility that was owed by Luna to Sandstorm, in the amount of $20 million plus accrued interest, was settled in equity of Trek.

— Subsequent Events

On April 26, 2017, Sandstorm announced that it had entered into an agreement to acquire all the issued and ordinary share capital of Mariana Resources Ltd. (“Mariana”) that Sandstorm does not already own. Under the terms of the arrangement, Mariana shareholders will receive 28.75 pence in cash and 0.2573 of a Sandstorm common share for each one Mariana share held. Mariana holds a joint venture interest in the Hot Maden project, which Sandstorm intends on converting into a gold stream. The Hot Maden project is a unique asset with a robust cash flow profile that has the potential to more than double Sandstorm’s attributable gold equivalent production once in full operation. Upon completion, the arrangement is expected to create a leading mid-tier streaming and royalty company. It is presently anticipated that Mariana will send its scheme document to Mariana shareholders around mid-May. The transaction will then go to a vote by Mariana shareholders, requiring a majority in number, representing 75% in value of scheme shareholders present and voting, to approve the scheme. That vote is expected to occur around mid-June and with a successful vote, the transaction would then go back to the U.K. court for final approval in late June. Sandstorm’s cash and shares would then be issued to shareholders of Mariana. For more information, refer to the UK rule 2.7 announcement at www.sandstormgold.com/transaction.

Sandstorm’s President & CEO, Nolan Watson commented, “The record production numbers and strong operating cash flow helped grow our cash balance to more than $32 million by quarter-end, enabling us to add a number of new streams and royalties to the portfolio and agree to terms on the proposed combination with Mariana announced in late April. The quarterly results are a great example of the power of the stream and royalty business model at work; our existing portfolio is generating strong free cash flow and that cash is being reinvested into accretive acquisitions that will build the per share value of the Company for our shareholders.”

Watson continued, “We believe that the Mariana transaction announced after quarter-end will transform Sandstorm into a leading mid-tier streaming and royalty company. Hot Maden has the potential to be an anchor asset in the portfolio and is anticipated to more than double Sandstorm’s attributable gold equivalent ounces once the mine reaches production.”

— Outlook

Based on the Company’s existing gold streams and royalties, attributable gold equivalent production for 2017 is forecast to be between 45,000 and 55,000 ounces. The Company is forecasting attributable gold equivalent production of over 65,000 ounces per annum by 2020.

— Financial Results

Sandstorm’s attributable gold equivalent production and revenue showed significant growth when compared to the first quarter of 2016. Specifically, gold equivalent production was 37% higher (a record for the Company) and revenue was 41% higher. The increase is largely due to additional gold equivalent ounces coming from the Diavik royalty, Yamana silver stream, Chapada copper stream and the Karma gold stream. The increases were partially offset by a decrease in ounces from the Santa Elena mine. Precious metal streams and royalties (including diamonds) accounted for 78% of the Company’s revenue during the quarter, with the other 22% coming primarily from base metal projects.

Cash flow from operations was higher and net income was lower when compared to Q1 2016. The change in net income was primarily due to a decrease in gains recognized on the revaluation of the Company’s investments. Specifically, a gain on revaluation of investments of $2.7 million was recognized during the first quarter of 2017 which was $10.7 million less than Q1 2016. This was offset by other factors including a $2.2 million gain resulting from the settlement of Luna debt, the 20% premium associated with Orezone exercising the repurchase option on the Bomboré royalty, as well as a $1.0 million decrease in finance expense, as the Company’s revolving line of credit was fully repaid during 2016.

— Streams & Royalties: Q1 Updates

Sandstorm’s revenue was generated by 21 producing assets during the period. Of the gold equivalent ounces delivered to Sandstorm, approximately 43% of the ounces were attributable to mines located in Canada, 23% from the rest of North America and 34% from South America and other countries.

	Three months ended Mar. 31, 2017
	Revenue (in millions)	Gold Equivalent Ounces
Canada	$8.2	6,792
North America excl. Canada	$4.3	3,586
South America & Other	$6.3	5,180
Total	$18.8	15,558

Canada

Streams and royalties on Canadian mines contributed 34% more gold equivalent ounces to Sandstorm when compared to the first quarter of 2016. The change is primarily attributable to an increase in production from the Diavik mine in the Northwest Territories (“Diavik”), as well as increases from the Bracemac McLeod mine in Quebec, the Black Fox mine in Ontario and the Ming mine in Newfoundland.

Diavik

At Diavik, gold equivalent ounces increased by 62% compared to the first quarter of 2016. The A-21 pipe at Diavik is progressing on time and on budget with the completion of the A-21 dike and the start of dewatering expected during 2017 in accordance with the project plan. Following waste stripping, processing of ore from the A-21 pipe is expected to commence in 2018.

A year end reserve was recently filed for the Diavik mine which when compared to the 2015 technical report, adds approximately 6.7 million carats to the mineral reserves and supports an extension in the mine life to 2025 from 2023. Dominion Diamond Corporation is renewing its focus on exploration at its extensive land package in the Lac de Gras region and drilling of three priority kimberlites is planned at Diavik during 2017.

For more information refer to www.ddcorp.ca.

Bachelor Lake

During 2017, Metanor Resources Inc. (“Metanor”) has announced the closing of two private placements totaling C$20 million which included an investment by Kirkland Lake Gold Ltd. Metanor continues to release positive drill results from its exploration activities at the Bachelor Lake mine.

For more information refer to www.metanor.ca.

North America excl. Canada

When compared to Q1 2016, gold equivalent ounces coming from North America, excluding Canada, decreased by 12%. The change was driven by a decrease in gold equivalent ounces attributable to the Santa Elena mine in Mexico and the San Andres mine in Honduras, offset by an increase in ounces sold from the Emigrant mine in Nevada, USA.

South America & Other

Operations in South America and other countries contributed 5,180 attributable gold equivalent ounces during the first quarter of 2017, a 128% increase when compared to 2016. The change was primarily due to an additional 1,640 ounces sold from the Yamana silver stream and Chapada copper stream and 1,667 ounces sold from the Karma mine in Burkina Faso.

Yamana Silver Stream

The Yamana silver stream delivered ounces to Sandstorm from the Minera Florida mine in Chile and the Chapada mine in Brazil and beginning in 2019, Sandstorm will begin to purchase silver from the Cerro Moro mine in Argentina (“Cerro Moro”). Cerro Moro is a high-grade gold and silver deposit currently in construction and development by Yamana Gold Inc. (“Yamana”). Yamana is forecasting commissioning in early 2018.

The 2017 work plan at Cerro Moro includes an increase in the rate of underground mining relative to 2016 such that during the last quarter of the year ore will be mined to feed the stockpile ahead of the plant start-up in early 2018. Site construction and detailed engineering are ahead of schedule and planned spending for the project is $178 million during 2017.

The updated mine plan estimates 2019 production to be approximately 130,000 ounces of gold at an average feed grade of 11 grams per tonne and approximately 9,900,000 ounces of silver at an average feed grade of 920 grams per tonne.

For more information refer to www.yamana.com.

Karma

During the first quarter of 2017, Endeavour Mining Corporation announced that an infill drill program at the North Kao deposit has confirmed the continuity of the previous inferred resource, resulting in a maiden indicated resource of 314,000 ounces amenable to heap leaching and a subsequent conversion of 262,000 ounces of reserves, extending the mine life to beyond 10 years. The North Kao deposit is located within 10 kilometres of the current processing plant at Karma and its main mineralized zone stretches over 1.4 kilometres along strike and remains open to the north.

A $4.0 million exploration program totaling approximately 30,000 metres has been planned for 2017 to drill near-mill targets such as Rambo West and Yabonsgo.

For more information refer to www.endeavourmining.com.

— Webcast and Conference Call Details

A conference call will be held on Tuesday, May 9, 2017 starting at 8:30am PDT to further discuss the first quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

Local/International: (+1) 416 764 8688

North American Toll-Free: (+1) 888 390 0546
Conference ID: 80526287
Webcast URL: http://ow.ly/Dp8430bxpFA

The Sandstorm Management Discussion and Analysis (MD&A) and Financial Statements for the three months ended March 31, 2017 will be accessible on the Company’s website and on SEDAR at www.sedar.com. The Company has also completed a Form 6-K filing with the SEC that will be accessible on EDGAR at www.sec.gov/edgar.shtml. Shareholders can request a hard copy of the MD&A and Financial Statements by emailing info@sandstormltd.com.

QUALIFIED PERSON

Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. Mr. Laskowski has not independently verified the resource estimates contained in this disclosure. He has reviewed and approved the technical information in this press release.

Note 1
Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per ounce of gold and cash operating margin. Average cash cost per ounce of gold is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash operating margin is calculated by subtracting the average cash cost per ounce of gold from the average realized selling price per ounce of gold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company’s royalty income is converted to an attributable gold equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 155 streams and royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. (“Sandstorm”). Forward-looking statements include, but are not limited to, statements with respect to planned exploration, guidance on estimated production, cash flow and information and expectations about the acquisition of Mariana, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, the ability to successfully integrate operations and realize the anticipated benefits, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: delays or failure to complete the transactions described herein, failure to obtain shareholder or regulatory approvals, the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2016 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Erfan Kazemi	Denver Harris
Chief Financial Officer	Investor Relations

604 689 0234	604 628 1178